SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dealertrack Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                                             ________242309102_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ July 6, 2015________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,381,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,381,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,381,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.52%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 853,700 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 888,043 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 888,043 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.62%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 575,995 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 575,995 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 575,995 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.05%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00- Funds of a private entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 20,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 20,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 20,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 12,300 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 12,300 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 12,300 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 242309102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 91,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 91,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 91,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.17%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Dealertrack Technologies, Inc. (the "Issuer"), a Delaware corporation with principal offices located at 1111 Marcus Avenue, Suite M04, Lake Success, NY 11042.

Item 2.Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, Inc. ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust and Gabelli Value Plus+ Trust (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO and G.research are New York corporations and GBL, GSI, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
(f) – Reference is made to Schedule I hereto.

Item 3.Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $187,072,472 to purchase the Securities reported as beneficially owned in Item 5.  GAMCO and Gabelli Funds used approximately $55,751,146 and $86,701,651,  respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients.  GSI used approximately $36,118,321 of client funds to purchase the Securities reported by it. Foundation used approximately $1,256,660 of funds of a private entity to purchase the Securities reported by it. Mario Gabelli used approximately $5,719,520 of private funds to purchase the Securities reported by him. MJG Associates used approximately $125,891 of client funds to purchase the Securities reported by it. GBL used approximately $771,433 of working capital to purchase the Securities reported by it. GGCP used approximately $627,850 of working capital to purchase the Securities reported by it.

Item 4.Purpose of Transaction
                             Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties, with management or with Directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 2,980,338 shares, representing 5.43% of the 54,859,720 shares outstanding as reported in the Issuer's most recent Schedule 14D-9 as of June 11, 2015.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GSI Foundation Mario Gabelli MJG Associates GBL GGCP	888,043 1,381,000 575,995 20,000 91,000 2,000 12,300 10,000	1.62% 2.52% 1.05% 0.04% 0.17% 0.00% 0.02% 0.02%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 34,343 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:July 14, 2015

GGCP, INC.
MARIO J. GABELLI
GABELLI FOUNDATION, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli Securities, Inc.
                                                                                            President & Chief Operating Officer of the sole member of
                       Gabelli Funds, LLC.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready Marc Gabelli

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Former Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Chairman of The LGL Group, Inc.
2525 Shader Road
Orlando, FL 32804

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Robert S. Zuccaro Kevin Handwerker
President and Chief Operating Officer

Senior Vice President

Senior Vice President

Senior Vice President

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson Robert S. Zuccaro David Goldman	President, Chief Operating Officer and Managing Director Chief Financial Officer General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Robert S. Zuccaro	Chief Financial Officer
David Goldman	General Counsel

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	Co-Chairman of the Board and DeVivo Asset Management Company LLC P.O. Box 2048 Menlo Park, CA 94027
Marc J. Gabelli	Co-Chairman of the Board
Douglas R. Jamieson	President
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
William C. Mattison, Jr.
Salvatore F. Sodano	Vice Chairman

Officers:
Douglas R. Jamieson Robert S. Zuccaro Diane M. LaPointe Kevin Handwerker David M. Goldman David Fitzgerald	See above Chief Financial Officer Controller Secretary General Counsel & Assistant Secretary Chief Compliance Officer
G.research, Inc. Directors:
Daniel M. Miller	Chairman
Cornelius V. McGinity	President
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	See above
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Robert S. Zuccaro David Goldman Tiffany Hayden	See above See above Chief Financial Officer General Counsel Secretary

                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-DEALERTRACK TECHNOLOGIES, INC

          GABELLI FOUNDATION, INC.
                       6/29/15           10,000            62.7250
                       6/16/15           10,000            62.9410
          MARIO J. GABELLI
                       7/07/15            1,000            62.3300
                       7/02/15           23,000            62.7639
                       6/29/15            3,000            62.6750
                       6/29/15            4,000            62.7834
                       6/19/15           10,000            62.9220
                       6/19/15           10,000            62.8050
                       6/19/15            2,000            62.8058
                       6/19/15            4,000            62.8737
                       6/18/15           10,000            62.8722
                       6/18/15            2,000            62.9500
                       6/17/15            5,000            63.0050
                       6/17/15           10,000            62.9894
                       6/16/15            5,000            62.9435
                       6/15/15            2,000            62.9132
          GAMCO INVESTORS, INC.
                       7/13/15              100            62.3629
                       7/09/15              500            62.2944
                       7/08/15              200            62.1053
                       7/07/15            1,200            62.3493
                       7/06/15              200            62.7326
                       7/06/15            1,000            62.6988
                       6/19/15              500            62.8235
                       6/18/15            1,100            62.9122
                       6/17/15              400            62.9700
                       6/15/15            7,100            62.7832
          GAMCO ASSET MANAGEMENT INC.
                       7/13/15              343            62.3000
                       7/13/15           14,500            62.3629
                       7/13/15            2,900-           62.4216
                       7/10/15            4,100-           62.3230
                       7/10/15           15,000            62.2650
                       7/10/15              200            62.3750
                       7/10/15            1,000            62.4050
                       7/09/15            5,000            62.2950
                       7/09/15            3,000            62.2944
                       7/09/15              200            62.3000
                       7/09/15           21,000-           62.3431
                       7/08/15           16,000            62.2650
                       7/08/15           24,400-           62.2617
                       7/08/15           22,000            62.2183
                       7/08/15           10,000            62.1900
                       7/08/15            5,600            62.1053
                       7/07/15            2,000            62.4000
                       7/07/15            1,000            62.4050
                       7/07/15           16,151            62.5334
                       7/07/15           20,000            62.6450
                       7/07/15            6,500            62.3493
                       7/07/15              600-           62.3388
                       7/06/15              349            62.6250
                       7/06/15            1,000            62.7500
                       7/06/15              500            62.7326
                       7/06/15           60,000            62.7215
                       7/06/15            6,000            62.6988
                       7/02/15            2,000            62.7540
                       7/02/15            4,000            62.7543
                       7/02/15              400            62.7723
                       7/02/15              500            62.7291
                       7/02/15           33,000            62.7473
                       7/02/15              600            62.7783
                       7/02/15            6,000            62.7483
                       7/01/15            6,240            62.7850
                       7/01/15           19,000            62.7631
                       7/01/15              500            62.7930
                       7/01/15           25,000            62.8293
                       6/30/15            8,760            62.7831
                       6/30/15           50,000            62.7753
                       6/30/15            2,000            62.7763
                       6/30/15            1,000            62.7823
                       6/30/15           10,000            62.7000
                       6/29/15              700            62.8356
                       6/29/15              800            62.8335
                       6/29/15           10,000            62.8298
                       6/29/15              200            62.8449
                       6/29/15            2,000            62.7909
                       6/29/15              800            62.8149
                       6/29/15            2,000            62.8099
                       6/29/15              496            62.8091
                       6/29/15              500            62.8089
                       6/29/15              500            62.7173
                       6/29/15            1,500            62.7929
                       6/29/15            1,000            62.7900
                       6/29/15            9,000            62.7969
                       6/29/15           15,000            62.7899
                       6/29/15            1,500            62.8265
                       6/26/15            1,000            62.7976
                       6/26/15              504            62.7438
                       6/24/15            3,000            62.7950
                       6/24/15            1,500            62.7980
                       6/24/15            6,000-           62.8020
                       6/23/15           29,679            62.7500
                       6/23/15            1,000            62.8004
                       6/23/15            1,500            62.7364
                       6/23/15           24,000            62.7334
                       6/23/15            1,000            62.7173
                       6/23/15            5,000            62.7500
                       6/23/15            3,000            62.7404
                       6/22/15           21,500            62.7913
                       6/22/15              800            62.8013
                       6/22/15            2,000            62.7940
                       6/22/15              500            62.7865
                       6/22/15            1,500            62.7943
                       6/22/15            3,000            62.7983
                       6/22/15            3,000            62.8780
                       6/22/15            4,000            62.7923
                       6/19/15              800            62.8900
                       6/19/15           21,321            62.7820
                       6/19/15            1,500            62.8507
                       6/18/15            2,000            62.9521
                       6/18/15            2,000            62.9800
                       6/18/15           36,000            62.9552
                       6/18/15            1,500            62.9122
                       6/18/15              800            62.9702
                       6/18/15            4,000            62.9622
                       6/18/15              600            62.9633
                       6/18/15              800            62.9652
                       6/17/15           10,000            63.0227
                       6/17/15           35,000            62.9494
                       6/17/15           25,000            63.0140
                       6/17/15            1,000            62.9564
                       6/16/15           35,000            63.0025
                       6/16/15            1,000            63.0050
                       6/16/15            3,000            62.9410
                       6/16/15           11,000            62.9340
                       6/16/15            6,350            62.9347
                       6/16/15            2,000            62.9350
                       6/16/15            4,500            62.9370
                       6/16/15           21,500            62.9850
                       6/15/15            2,700            62.7793
                       6/15/15            1,000            62.7280
                       6/15/15            1,600            62.7810
                       6/15/15            8,000            62.7832
                       6/15/15           86,000            62.7890
                       6/15/15              500            62.7900
                       6/15/15              500            62.7900
                       6/15/15           46,500            62.7710
                       6/15/15            2,000            62.7720
                       6/15/15              400            62.7960
                       6/15/15            1,500            62.7740
                       6/15/15           24,250            62.7967
                       6/15/15           15,000            62.7995
                       6/15/15            1,000            62.7780
                       6/15/15              600            62.7860
          GABELLI SECURITIES, INC.
                       7/13/15            3,900            62.3629
                       7/09/15            5,850            62.2944
                       7/08/15            2,200            62.1053
                       7/07/15           13,600            62.3493
                       7/06/15            3,500            62.7326
                       7/06/15            7,200            62.6988
                       7/02/15            3,120            62.7291
                       7/01/15            1,000            62.7490
                       6/29/15            4,700            62.7173
                       6/26/15            5,700            62.7976
                       6/25/15            1,800            62.7316
                       6/23/15            7,600            62.7173
                       6/22/15            4,300            62.7865
                       6/19/15            3,600            62.8235
                       6/18/15           11,200            62.9122
                       6/17/15            2,700            62.9700
                       6/15/15           66,200            62.7832
             GABELLI ASSOCIATES LIMITED II E
                       7/13/15            1,300            62.3629
                       7/09/15            2,000            62.2944
                       7/08/15              700            62.1053
                       7/07/15            4,500            62.3493
                       7/06/15            1,300            62.7326
                       7/06/15            2,500            62.6988
                       7/02/15            1,000            62.7291
                       6/29/15            1,700            62.7173
                       6/26/15            1,900            62.7976
                       6/25/15              700            62.7316
                       6/23/15            2,600            62.7173
                       6/22/15            1,500            62.7865
                       6/19/15            1,200            62.8235
                       6/18/15            4,000            62.9122
                       6/17/15              800            62.9700
                       6/15/15           22,800            62.7832
             GABELLI ASSOCIATES LIMITED
                       7/13/15            3,100            62.3629
                       7/09/15            4,200            62.2944
                       7/08/15            1,600            62.1053
                       7/07/15            9,800            62.3493
                       7/06/15            2,700            62.7326
                       7/06/15            5,400            62.6988
                       7/02/15            2,500            62.7291
                       6/29/15            3,700            62.7173
                       6/26/15            4,300            62.7976
                       6/25/15            1,400            62.7316
                       6/23/15            5,600            62.7173
                       6/22/15            3,200            62.7865
                       6/19/15            2,700            62.8235
                       6/18/15            8,500            62.9122
                       6/17/15            1,800            62.9700
                       6/15/15           49,400            62.7832
             GABELLI ASSOCIATES FUND II
                       7/13/15            2,800            62.3629
                       7/09/15            4,000            62.2944
                       7/08/15            1,500            62.1053
                       7/07/15            9,100            62.3493
                       7/06/15            2,600            62.7326
                       7/06/15            5,100            62.6988
                       7/02/15            2,200            62.7291
                       7/01/15            2,900            62.7490
                       6/29/15            3,100            62.7173
                       6/26/15            3,800            62.7976
                       6/25/15            1,300            62.7316
                       6/23/15            5,200            62.7173
                       6/22/15            2,700            62.7865
                       6/19/15            2,400            62.8235
                       6/18/15            7,800            62.9122
                       6/17/15            1,600            62.9700
                       6/15/15           44,500            62.7832
             GABELLI ASSOCIATES FUND
                       7/13/15            4,594            62.3629
                       7/09/15            6,250            62.2944
                       7/08/15            2,400            62.1053
                       7/07/15           14,963            62.3493
                       7/06/15            4,100            62.7326
                       7/06/15            7,700            62.6988
                       6/29/15            5,500            62.7173
                       6/26/15            6,400            62.7976
                       6/25/15            2,450            62.7316
                       6/23/15            8,900            62.7173
                       6/22/15            4,900            62.7865
                       6/19/15            4,000            62.8235
                       6/18/15           13,200            62.9122
                       6/17/15            2,900            62.9700
                       6/15/15           76,568            62.7832
          MJG ASSOCIATES, INC.
             GABELLI FUND, LDC
                       6/17/15            2,000            62.9455
          GGCP, INC.
                       6/22/15           10,000            62.7850
          GABELLI FUNDS, LLC.
             GABELLI VALUE PLUS+ TRUST PLC
                       7/09/15            5,000            62.2250
                       7/02/15            4,000            62.7150
                       7/01/15            1,000            62.7150
                       6/30/15           15,000            62.7987
                       6/23/15           15,000            62.7050
                       6/15/15           45,000            62.7716
             GABELLI GLOBAL SMALL AND MIDCAP VALUE TRUST
                       7/07/15            1,000            62.3250
                       6/18/15            8,000            62.9725
                       6/15/15           30,000            62.8212
             THE GDL FUND
                       7/07/15            7,500            62.4138
                       6/26/15           82,000            62.8241
                       6/23/15           38,500            62.7112
                       6/15/15          122,000            62.7890
             GABELLI CONVERTIBLE AND INCOME SECURITIES FUND INC.
                       7/07/15            1,000            62.4138
                       6/23/15           20,000            62.7250
                       6/17/15            8,554            62.9650
                       6/16/15            1,446            62.9650
             GABELLI ENTERPRISE M&A FUND
                       6/23/15           20,000            62.7050
                       6/19/15           15,000            62.7750
                       6/16/15            7,000            63.0046
                       6/15/15           68,000            62.7890
             GAMCO MERGER ARBITRAGE
                       7/13/15            2,900            62.3629
                       7/09/15            4,200            62.2944
                       7/08/15            1,600            62.1053
                       7/07/15            9,200            62.3493
                       7/06/15            2,600            62.7326
                       7/06/15            5,100            62.6988
                       7/02/15            2,300            62.7291
                       7/01/15            1,100            62.7490
                       6/29/15            3,300            62.7173
                       6/26/15            4,400            62.7976
                       6/25/15            1,400            62.7316
                       6/23/15            5,600            62.7173
                       6/22/15            2,900            62.7865
                       6/19/15            2,700            62.8235
                       6/18/15            7,700            62.9122
                       6/17/15            2,300            62.9700
                       6/15/15           43,700            62.7832
             GAMCO ALL CAP VALUE
                       6/23/15              800            62.7450
                       6/15/15            1,200            62.7890
             GABELLI ABC FUND
                       7/06/15           11,000            62.6450
                       7/06/15            1,000            62.6850
                       6/30/15            3,397            62.6850
                       6/29/15           29,704            62.7586
                       6/26/15          181,899            62.8241
                       6/22/15          117,000            62.8034
                       6/15/15          417,000            62.7890

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ GLOBAL SELECT MARKET.

(2) PRICE EXCLUDES COMMISSION.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Dealertrack Technologies, Inc. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this July 14, 2015.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ Douglas R. Jamieson Douglas R. Jamieson Attorney-in-Fact
TETON ADVISORS, INC. By: /s/ David Goldman David Goldman General Counsel

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
G.RESEARCH, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli Securities, Inc.
     Secretary – G.research, Inc.
      President & Chief Operating Officer - sole member of
          Gabelli Funds, LLC